UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,
132 Menachem Begin Road,
Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on November 29, 2017 it made available an updated Company Presentation on its website. A copy of the updated Company Presentation is attached hereto as Exhibit 99.1 and may be viewed in the Investor Relations section of the Registrant’s website at www.kitovpharma.com.

Attached hereto are the following exhibits:

Exhibit 99.1	Company Presentation – November 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

November 29, 2017	By:	/s/ Simcha Rock
Simcha Rock
Chief Financial Officer

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